Exhibit 12.1
                                                                       8/8/2005
                               GULF POWER COMPANY
              Computation of ratio of earnings to fixed charges for
                     the five years ended December 31, 2004
                       and the year to date June 30, 2005

                                                                                                                          Six
                                                                                                                         Months
                                                                                                                         Ended
                                                                             Year ended December 31,                    June 30,
                                                             ------------------------------------------------------    ----------
                                                                2000        2001      2002       2003        2004         2005
                                                                ----        ----      ----       ----        ----         ----
                                                             -----------------------------Thousands of Dollars-------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes                                 $ 82,607    $ 89,716   $104,397   $110,104    $108,135     $56,567
Interest expense, net of amounts capitalized                   28,086      25,034     31,452     31,069      34,925      19,546
Distributions on mandatorily redeemable preferred securities    6,200       6,477      8,524      7,085       1,113           0
AFUDC - Debt funds                                                440       2,510      1,392        314         819         454
                                                             ---------   ---------  ---------  ---------   ---------    --------
Earnings as defined                                          $117,333    $123,737   $145,765   $148,572    $144,992     $76,567
                                                             =========   =========  =========  =========   =========    ========




FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt                                   $ 22,622    $ 24,520   $ 28,815   $ 27,194    $ 27,693     $14,631
Interest on affiliated loans                                        0         396        629        202       3,530       2,524
Interest on interim obligations                                 2,804         768        446        197         241         582
Amort of debt disc, premium and expense, net                    2,047       2,059      2,591      2,895       3,050       1,477
Other interest charges                                          1,052        (199)       363        895       1,230         786
Distributions on mandatorily redeemable preferred securities    6,200       6,477      8,524      7,085       1,113           0
                                                             ---------   ---------  ---------  ---------   ---------    --------
Fixed charges as defined                                     $ 34,725    $ 34,021   $ 41,368   $ 38,468    $ 36,857     $20,000
                                                             =========   =========  =========  =========   =========    ========


RATIO OF EARNINGS TO FIXED CHARGES                              3.38        3.64       3.52       3.86        3.93        3.83
                                                                =====       =====      =====      =====       =====       ====

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